Pricing supplement To prospectus dated April 13, 2023, prospectus addendum dated June 3, 2024 prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement Nos. 333-270004 and 333-270004-01 Dated July 9, 2025; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$1,300,000 Callable Range Accrual Notes Linked to SOFR due July 11, 2035 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. maturing July 11, 2035, subject to postponement as described below.
•	The notes are designed for investors who believe that SOFR will remain at or below 5.00% on each Accrual Determination Date.
•	The notes are designed for investors who seek periodic interest payments that will accrue (a) for the Initial Interest Periods, at a rate of 6.00% per annum and (b) for each other Interest Period, at a per annum rate equal to 6.00%, provided that SOFR on each Accrual Determination Date during such Interest Period is equal to or less than 5.00%.
•	After the Initial Interest Periods, if SOFR is greater than 5.00% for an entire Interest Period, the Interest Rate for such Interest Period will be equal to zero. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Subject to satisfaction of the Accrual Provision, interest on the notes after the Initial Interest Periods will be calculated based on the applicable Interest Factor, which will be equal to 6.00%. In no event will the Interest Rate be greater than the Maximum Interest Rate as set forth below or less than the Minimum Interest Rate of 0% per annum.
•	At our option, we may call your notes prior to their scheduled Maturity Date on one of the Redemption Dates set forth below. For more information, see “Key Terms” and “Selected Risk Considerations” in this pricing supplement.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in product supplement. Please refer to “Additional Key Terms — Accrual Provision,” “Additional Key Terms — Accrual Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Periodic Interest Payments” in this pricing supplement for more information.
•	Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on July 9, 2025 and are expected to settle on or about July 11, 2025.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
SOFR:	With respect to any Accrual Determination Date, the Secured Overnight Financing Rate (“SOFR”) published for such Accrual Determination Date as such rate appears on SOFR administrator’s website at 3:00 p.m. (New York City time), as determined by the Calculation Agent. On the applicable Accrual Determination Date, if SOFR cannot be so determined, then the Calculation Agent will determine SOFR in accordance with the alternative procedures set forth under “Supplemental Terms of the Notes” below.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Redemption Feature:	On the 11th day of each January, April, July and October of each year (each, a “Redemption Date”), commencing on July 11, 2027 and ending on the Maturity Date, we may redeem your notes in whole but not in part at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest to but excluding the Redemption Date, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company (“DTC”) at least 5 Business Days prior to the applicable Redemption Date.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention, as applicable, described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods during the period beginning on and including the Original Issue Date of the notes and ending on but excluding July 11, 2027. The Accrual Provision will not be applicable during the Initial Interest Periods.
Initial Interest Rate:	6.00% per annum
Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 11th day of each January, April, July and October of each year, commencing on October 11, 2025 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:

For each Initial Interest Period, the Initial Interest Rate. For each Interest Period (other than an Initial Interest Period), the Calculation Agent will determine the Interest Rate┼ per annum applicable to each Interest Period, calculated in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula:

“Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days in the immediately preceding Interest Period; and

“Variable Days” means, with respect to each Interest Payment Date, the actual number of calendar days during the immediately preceding Interest Period on which the Accrual Provision is satisfied.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Range Accrual Notes involves a number of risks. See Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$19.769	$980.231
Total	$1,300,000	$25,699.70	$1,274,300.30

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of approximately $19.769 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $955.90 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 9, 2025

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

https://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024:

https://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Interest Rate (Continued):	┼The Interest Rate as described above is a rate per annum, may not equal the Interest Factor during any Interest Period and is subject to the Minimum Interest Rate and the Maximum Interest Rate. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for “Variable Days” and “Accrual Provision” herein, as well as the formula for Interest Rate set forth above.
Interest Factor:	With respect to each Interest Period (other than an Initial Interest Period), 6.00%. The Interest Rate is a per annum rate and may or may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for “Variable Days” and “Accrual Provision” herein, as well as the formula for Interest Rate set forth above.
Minimum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 0.00% per annum
Maximum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 6.00% per annum
Accrual Provision:	For each Interest Period (other than an Initial Interest Period), the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which SOFR, as determined on the Accrual Determination Date relating to such calendar day, is equal to or less than 5.00%. If SOFR, as determined on the Accrual Determination Date relating to such calendar day, is greater than 5.00%, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
Accrual Determination Date:	Each calendar day during an Interest Period (other than an Initial Interest Period) that is a U.S. Government Securities Business Day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first U.S. Government Securities Business Day that precedes such Exclusion Period. The Accrual Provision will be deemed to have not been satisfied on a calendar day if a market disruption event occurred or was continuing, as applicable, on the originally scheduled Accrual Determination Date for that calendar day.
Exclusion Period:	For each Interest Period, the period commencing on the sixth Business Day prior to but excluding each Interest Payment Date.
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Pricing Date:	July 9, 2025
Original Issue Date (Settlement Date):	On or about July 11, 2025, subject to the Business Day Convention.
Maturity Date*:	July 11, 2035, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48135NXH4

* Subject to postponement as described under “Description of Notes—Payment on the Notes—Payment At Maturity”.

Supplemental Terms of the Notes

If SOFR cannot be determined as described above, then the Calculation Agent will determine SOFR on the first preceding Accrual Determination Date that SOFR was published on the SOFR Administrator's Website.

Effect of a Benchmark Transition Event. The section entitled “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement shall hereby apply to your notes. Capitalized terms are as defined in the accompanying product supplement.

JPMorgan Structured Investments —	PS- 1
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION – Regardless of the performance of SOFR, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to redeem the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. For the Initial Interest Periods, the notes will pay interest at a fixed Interest Rate. After the Initial Interest Periods, the notes will pay at the applicable variable Interest Rate, which takes into account the Accrual Provision. The interest payments for all Interest Periods after the Initial Interest Periods will be affected by the level of SOFR as described under “Interest Rate” on the cover of this pricing supplement, but will not reflect the performance of such rate. During any Interest Period other than the Initial Interest Periods, in no event will the Interest Rate be greater than the Maximum Interest Rate of 6.00% per annum or less than the Minimum Interest Rate of 0.00% per annum. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL EARLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above, commencing on July 11, 2027, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. Please see Appendix A below for the comparable yield and the projected payment schedule in respect of the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisors with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Non-U.S. Holders should also note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and in Annex A to the accompanying prospectus addendum.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES AND ARE SUBJECT TO AN INTEREST ACCRUAL PROVISION; AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS VARIABLE AND WILL NOT EXCEED THE MAXIMUM INTEREST RATE AS SET FORTH ABOVE AND MAY BE EQUAL TO 0.00% — The terms of the notes differ from those of ordinary debt securities in that the rate of interest you will receive after the Initial Interest Periods is not fixed, but will vary based on the level of SOFR over the course of each Interest Period. For each Interest Period after the Initial Interest Periods, there is a Maximum Interest Rate per annum equal to the Interest Factor set forth above on the cover of this pricing supplement. This is because the variable Interest Rate on the notes, while determined by reference to the levels of SOFR as described on the cover of this pricing supplement, does not actually pay an amount based directly on such levels. Your return on the notes for any Interest Period (other than an Initial Interest Period) will not exceed the applicable Interest Factor for such Interest Period, regardless of the appreciation in SOFR, which may be significant. Moreover, each calendar day during an Interest Period (other than an Initial Interest Period) for which SOFR is greater than 5.00% (as determined based on SOFR on the applicable Accrual Determination Date) will result in a reduction of the Interest Rate per annum payable for the corresponding Interest Period. For Interest Periods other than the Initial Interest Periods, if SOFR is greater than 5.00% for an entire Interest

JPMorgan Structured Investments —	PS- 2
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Period, the Interest Rate for such Interest Period will be equal to 0.00% and you will not receive any interest payment for such Interest Period. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

•	THE NOTES REFERENCE SOFR — After the Initial Interest Periods, if SOFR is greater than 5.00% on any Accrual Determination Date, the notes will not accrue interest on that day. If the notes do not satisfy the Accrual Provision for each calendar day in an Interest Period, the Interest Rate payable on the notes will be equal to 0.00% per annum for such Interest Period. You should carefully consider the movement, current levels and overall trend in swap rates, prior to purchasing these notes. Although the notes do not directly reference the levels of SOFR, the interest, if any, payable on your notes is contingent upon, and related to, each of these levels.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS SUBJECT TO A MAXIMUM INTEREST RATE — After the Initial Interest Periods, the rate of interest payable on the notes is variable; however, it is still subject to a Maximum Interest Rate. The Interest Rate on the notes after the Initial Interest Periods will not exceed the Maximum Interest Rate of 6.00% per annum. Although the notes are subject to an Accrual Provision, the interest (if any) payable on the notes accrues at a rate based on the applicable Interest Factor set forth above, and therefore the amount of interest payable on the notes remains subject to the Maximum Interest Rate.
•	THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR VARIABLE RATE notes ISSUED BY US — The value of the notes will depend on the Interest Rate on the notes, which after the Initial Interest Periods will be affected by SOFR. If the level of SOFR is greater than 5.00% on any Accrual Determination Date, the Interest Rate on the notes may be less than returns on similar variable rate notes issued by us that are not linked to SOFR. We have no control over any fluctuations in SOFR.
•	THE METHOD OF DETERMINING WHETHER THE ACCRUAL PROVISION HAS BEEN SATISFIED MAY NOT DIRECTLY CORRELATE TO THE ACTUAL LEVEL OF SOFR — After the Initial Interest Periods, the determination of the Interest Rate per annum payable for any Interest Period will be based on the actual number of days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, we will use the same level of SOFR to determine whether the Accrual Provision is satisfied for the period commencing on the sixth Business Day prior to but excluding each applicable Interest Payment Date, which period we refer to as the Exclusion Period. The level of SOFR used will be the level of SOFR on the first U.S. Government Securities Business Day immediately preceding the Exclusion Period, regardless of what the actual levels of SOFR are for the calendar days in that period or whether the Accrual Provision could have otherwise been satisfied if actually tested in the Exclusion Period. As a result, the determination as to whether the Accrual Provision has been satisfied for any Interest Period (other than an Initial Interest Period) may not directly correlate to the actual level of SOFR, which will in turn affect the Interest Rate calculation.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur or if SOFR is greater than 5.00% for an entire Interest Period. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If we intend to redeem your notes, we will deliver notice to DTC at least 5 Business Days prior to the applicable Redemption Date. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date may be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the variable Interest Rate for all Interest Periods will be determined in part based on the Accrual Provision set forth on the cover of this pricing supplement, which is contingent upon the level of SOFR and may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments —	PS- 3
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could

JPMorgan Structured Investments —	PS- 4
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including, but not limited to:
•	the performance of SOFR;
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Like many long- term notes with short term call dates, secondary prices can drop sharply if the market shifts from assuming a call to assuming the note will be left outstanding indefinitely, particularly when after the call date passes, the payout shifts from fixed rate to floating.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	SECONDARY MARKET PRICES OF THE NOTES ARE SENSITIVE TO INTEREST RATES — If interest rates rise generally, the secondary market prices of the notes will be adversely impacted because of the relatively long term of the notes and the increased probability that that the Interest Rate for the notes will be less than such rates. Additionally, if SOFR increases, even if SOFR has not increased above 5.00%, the secondary market prices of the notes will also be adversely impacted because of the increased probability that the Accrual Provision may not be satisfied over the remaining term of the notes. If both interest rates and SOFR rise, the secondary market prices of the notes may decline more rapidly than other securities that are only linked to SOFR.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MARKET FACTORS MAY INFLUENCE WHETHER WE EXERCISE OUR RIGHT TO REDEEM THE NOTES PRIOR TO THEIR SCHEDULED MATURITY — We have the right to redeem the notes prior to the Maturity Date, in whole but not in part, on the specified Redemption Dates. It is more likely that we will redeem the notes prior to the Maturity Date if SOFR is equal to or less than 5.00% on the applicable Accrual Determination Date. If the notes are called prior to the Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.
•	The INTEREST RATE will be affected by a number of factors — After the Initial Interest Periods, the Interest Rate will depend primarily on SOFR. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a negative effect on the performance of SOFR and on the value of the notes in the secondary market.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates during corresponding periods. In addition, although changes in SOFR generally are not expected to be as volatile as changes in SOFR, the return on, value of and market for the notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

•	THE SECONDARY MARKET FOR THE NOTES MAY BE LIMITED — If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used. Similarly, market terms for debt securities with interest rates based on SOFR, including, but not limited to, the spread over the reference rate reflected

JPMorgan Structured Investments —	PS- 5
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

in the interest rate provisions or manner of compounding the reference rate, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued debt securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the Interest Rate for the applicable Interest Period (after the Initial Interest Periods) has been determined.
•	SOFR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then a Benchmark Replacement will be selected by the Calculation Agent in accordance with the benchmark transition provisions of the notes described under “The Underlyings — Base Rates — SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the Calculation Agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to SOFR, or that any Benchmark Replacement will produce the economic equivalent of SOFR.

JPMS, an affiliate of ours, is currently the Calculation Agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the Calculation Agent. If the Calculation Agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

•	UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then a Benchmark Replacement will be selected by the Calculation Agent. If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, Observation Periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

JPMorgan Structured Investments —	PS- 6
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods after the Initial Interest Periods. The following examples assume that we have not called the notes prior to their scheduled Maturity Date and the actual number of days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The number of Variable Days in the Interest Period is 81. Therefore, the Interest Rate per annum for the Interest Period is equal to 5.40% per annum calculated as follows:

6.00% × (81/90) = 5.40% per annum

Example 2: The number of Variable Days in the Interest Period is 90. Therefore, the Interest Rate per annum for the Interest Period is equal to the Maximum Interest Rate of 6.00% per annum, calculated as follows:

6.00% × (90/90) = 6.00% per annum

Example 3: For an Interest Period the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate per annum for the Interest Period will be equal to 0.00% per annum.

JPMorgan Structured Investments —	PS- 7
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

What Is SOFR?

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. For more information about SOFR, see “Annex A – SOFR” in this pricing supplement.

JPMorgan Structured Investments —	PS- 8
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Historical Information

The following graph sets forth the weekly historical performance of SOFR from January 3, 2020 through July 4, 2025. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

SOFR on July 9, 2025 was 4.32%.

The historical levels of SOFR should not be taken as an indication of future performance, and no assurance can be given as to SOFR on any Accrual Determination Date. We cannot give you assurance that the performance of SOFR will result in any positive interest payments in any Interest Period.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk

JPMorgan Structured Investments —	PS- 9
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than The Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-37 of the accompanying product supplement are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes and the Guarantee

In the opinion of Sidley Austin llp, as counsel to the Company and the Guarantor, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the related guarantee will be a valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Limited Liability Company Act of Delaware and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 24, 2023, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on February 24, 2023.

JPMorgan Structured Investments —	PS- 10
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Annex A — SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

JPMorgan Structured Investments —	PS- 11
Callable Range Accrual Notes Linked to SOFR due July 11, 2035

Appendix A

We have determined that the “comparable yield” is an annual rate of 5.5600% per annum, compounded quarterly, and the projected payment schedule includes estimates of the quarterly interest payments and the payment at maturity of $1,011.63 (i.e., the principal amount of the notes plus the final estimated interest payment) based on an investment of $1,000.

We have determined the projected payments for your notes are as follows:

Taxable Year	Payment in January	Payment in April	Payment in July	Payment in October
2025	N/A	N/A	N/A	$15.00
2026	$15.00	$15.00	$15.00	$15.00
2027	$15.00	$15.00	$15.00	$15.00
2028	$15.00	$15.00	$15.00	$15.00
2029	$15.00	$14.91	$14.74	$14.57
2030	$14.39	$14.20	$14.02	$13.82
2031	$13.63	$13.47	$13.32	$13.19
2032	$13.05	$12.92	$12.80	$12.68
2033	$12.57	$12.46	$12.36	$12.26
2034	$12.16	$12.07	$11.97	$11.88
2035	$11.78	$11.70	$1,011.63	N/A

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

JPMorgan Structured Investments —	PS- 12
Callable Range Accrual Notes Linked to SOFR due July 11, 2035